Newmont Yandal Operations Limited

(formerly Normandy Yandal Operations Limited)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 31 DECEMBER 2002

UNAUDITED

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Newmont Yandal Operations Limited ("NYOL" or "the Company") currently operates three producing gold mines within Yandal and Wiluna greenstone belts, in Western Australia, known as Bronzewing, Jundee-Nimary and Wiluna.

The following discussion uses financial data prepared in accordance with accounting principles generally accepted in Australia, which differ in certain significant respects from accounting principles generally accepted in the United States of America.

Critical Accounting Policies

NYOL’s significant accounting policies are more fully described in Note 1 to the consolidated financial statements. Some of NYOL’s accounting policies require application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on NYOL’s historical experience, terms of existing contracts, and management’s view on trends in the mining industry and information from outside sources.

Management believes the most critical accounting policies, upon which NYOL’s financial status depends are those requiring estimates of proven and probable reserves, recoverable ounces therefrom, NYOL’s ability to renew mining leases upon which certain of those reserves are located, and/or assumptions of future gold prices. Such estimates and assumptions affect the value of inventories (which are stated at lower of cost or net realisable value), the potential impairment of long-lived assets and the ability to realise income tax benefits associated with deferred tax assets. These estimates and assumptions also affect NYOL’s profitability and cash flow. In addition, management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. On an ongoing basis, management evaluates its estimates and assumptions however, actual amounts could differ from those based on such estimates and assumptions.

Liquidity and capital resources

Operating activities

For the six months ended 31 December 2002, net cash inflow from operating activities was A$5.8 million (31 December 2001: inflow A$48.4 million). The decrease was primarily driven by the decrease in gold production from 392,032 ounces in the six months ended 31 December 2001 to 338,533 ounces in the six months ended 31 December 2002, decrease in the average gold price received from A$539 per ounce in the six months ended 31 December 2001 to A$527 per ounce in the six months ended 31 December 2002 and variances in the timing of payments to suppliers between periods.

Investing activities

For the six months ended 31 December 2002, the net cash outflow from investing activities was A$50.5 million (31 December 2001: outflow A$28.3 million). The increase is mainly due to the payment of $19.4 million to terminate excess hedges. In addition capital expenditure on property, plant and equipment increased in the six months ended 31 December 2002 to A$23.6 million compared to A$19.6 million in the previous corresponding period and exploration expenditure decreased to A$7.6 million in the six months to 31 December 2002 compared to A$9.1 million in the six months to 31 December 2001.

Liquidity

The Group’s cash and cash equivalents decreased from A$122.8 million at 31 December 2001 to A$61.2 million at 31 December 2002.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

In April 1998, Newmont Yandal Operations Limited issued US$300 million 8.875% ten-year senior unsecured notes in the US Capital Markets (the "Notes"). This allowed the Group to re-finance a majority of its short-term debt into a long-term facility. Interest on the Notes is paid semi-annually in arrears. Certain financial instruments were entered into whereby the Company agreed to exchange US dollar fixed interest amounts payable with a gold interest rate exposure. Of the total US$300 million, US$183.6 million was swapped into a gold commodity contract, of which half was fixed at 3.87% and half was floating and subject to an indexation component.

The Notes, amongst other things place requirements and/or limitations on:

  indebtedness of the Group subject to an earnings before tax, depreciation and amortisation ratio;
  certain payments, including payments for investments in particular circumstances and dividend distribution;
  distributions from certain controlled entities;
  the sale of assets or sale and lease-back transactions in certain circumstances;
  transactions with affiliates;
  the sale of shares in certain controlled entities, and charges and liens that can be created over assets;
  lines of business; and
  Newmont Yandal Operations Limited maintaining 100% equity in certain of its controlled entities.

As at 31 December 2002, the Group has certain obligations to perform A$15.9 million of exploration work and expend minimum amounts of money in order to maintain rights to tenure over mining and exploration tenements over the next twelve months (31 December 2001: A$15.9 million). Other commitments included A$0.5 million of finance lease obligations (31 December 2001: A$1.5 million), A$2.8 million in operating leases (31 December 2001: A$nil) and A$9.8 million in capital expenditure (31 December 2001: A$17.9 million).

Details of the financing of NYOL are as follows:

	Available at 31 December		Used at 31 December		Unused at 31 December
	2002	2001	2002	2001	2002	2001
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Unsecured US dollar notes	531,303	506,809	531,303	506,809	-	-
Finance lease facility	504	1,569	504	1,569	-	-

NYOL’s capital structure is highly leveraged. As at 31 December 2002 the consolidated financial statements reflect negative shareholders funds of A$442.1 million. Moreover, at 31 December 2002, in addition to A$213.9 million of liabilities in respect of the Company’s hedge positions included on the Company’s balance sheet, off-balance sheet obligations in respect of effective hedge positions totaled A$296.9 million.

Management is aware of the need to ensure that the Company has sufficient funds to meet its financial obligations as and when they fall due. It continues to consider various means by which it can fund its financial obligations and exploration expenditures over the long term. Management considers that in all likelihood, the Company will require further significant funding, however it also considers that due to the Company’s highly leveraged capital structure and credit ratings (Moody’s Investors Service "Caa1" and Standard & Poor’s "B-"), the ability to raise funds from external sources at reasonable cost and terms, is severely limited.

Management also believes that there are a number of good conceptual exploration targets that have been identified around existing processing facilities, which together with other targets, if successful , would assist in meeting the company’s financial obligations.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

On 3 April 2003, Newmont Mining Corporation ("Newmont") agreed to advance up to US$10 million to enable the Group to pay certain ordinary course debts incurred on and after that date. Newmont’s obligation to advance funds is subject to several conditions. No advance may be applied to meet any obligations or liabilities of any Group company to counter-parties to hedging contracts entered into by the Company, or to holders of the Notes issued by the Company or to any other persons whose debts or obligations were created prior to 3 April 2003.

Newmont can terminate unilaterally the agreement on 30-days advance notice. As of the date of this report, no advance has been requested by the Group or made by Newmont.

On 21 May 2003, the Company received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. The Company estimates the payment required to be made under the contract would be approximately US$46 million (A$70 million) based on an assumed spot gold price of A$560 per ounce.  The Company does not have the funds to make such payment.

In addition, on 21 May 2003, the Company also received notice from Newmont that it intends to make an offer to acquire all of the US$300 million 8.875 percent senior unsecured notes currently not owned by Newmont, in addition to all of the gold hedge counter party contracts entered into between the Company and counter party banks.

Current cash flow forecasts indicate that NYOL will have positive cash balances for at least the next 12 months, assuming that the offer made by Newmont is successful and results in no payment to the gold hedge counter party for the early termination of gold hedges.

Credit Ratings

On 3 March 2003, Standard & Poor's announced that it had lowered NYOL’s corporate credit rating and the rating on NYOL’s US$300 million 8.875% Senior Notes due April 2008 from BBB to BB-, Standard & Poor's also announced that it had revised its outlook on the Company from stable to negative.

On 1 April 2003, Standard & Poor’s lowered its long-term rating on the Company from BB- to B- and affirmed its continued outlook on the Company. According to Standard & Poor’s: "An obligation rated ‘B’ is more vulnerable to non payment than obligations rated BB-, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation." In addition, according to Standard & Poor’s a minus or "-" shows relative standing within a ratings category and a negative outlook means that the current rating may be lowered. Standard & Poor’s indicated that its action was based on concern over the Company’s future liquidity position in June 2004 if hedge counter parties exercise their rights to break existing contracts. The Company’s US$300 million 8.875% Senior Notes due April 2008 and hedge book obligations rank pari passu in liquidation and are nonrecourse to the Company’s ultimate parent entity, Newmont Mining Corporation.

On 28 March 2003, Moody’s Investor Services’ ("Moody’s") revised its review direction for NYOL to a review for possible downgrade.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

On 13 May 2003, Moody's downgraded the rating on the Company’s US$300 million 8.875% Senior Notes due April 2008, and the Company’s senior implied rating and issuer rating, to Caa1 from Ba2. Moody's rating outlook is negative. According to Moody's: "Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest." With respect to the Company’s issuer ratings, according to Moody's: "Issuers rated Caa offer very poor financial security. They may be in default on their obligations or there may be present elements of danger with respect to punctual payment of obligations." In addition, according to Moody's: "Moody's applies numerical modifiers 1, 2 and 3 in each generic rating category from Aa to Caa. The modifier 1 indicates that the issuer is in the higher end of its letter rating category; the modifier 2 indicates a mid-range ranking; the modifier 3 indicates that the issuer is in the lower end of the letter ranking category." Moody's indicated that the downgrade was based on the challenges facing the Company in meeting its debt obligations in light of the Company’s reducing gold production profile, increasing cost base, and limited proven reserve position in light of the duration of its debt obligations, as well as the high leverage of the Company in light of the foregoing issues and the termination rights of hedge counterparties on specific dates prior to the maturity date of the hedge contracts. According to Moody's the negative outlook reflects Moody's anticipation of ongoing contraction in earnings and cash flow given the Company’s reducing business base and resultant pressure on liquidity, as well as the requirement for significant new financing to bring appropriate levels of additional reserves into production to improve the Company’s earnings and cash generation profile.

Off Balance Sheet Arrangements

Commodity forward sale contracts, foreign exchange contracts, options and swaps have been valued at the mark-to-market gain or loss, which would arise if the contract were terminated at balance date. Refer to Note 26 "Financial Instruments" to the consolidated financial statements for a description of the Group’s off balance sheet arrangements.

Contractual Obligations and Commercial Commitments

The following table discloses aggregate information about contractual obligations as at 31 December 2002, and the periods in which payments are due:

		Payments Due by Period
Contractual Obligations, A$ Millions	Total	Less than 1 year	1-5 years	After 5 years
US dollar Senior Notes	531.3	-	-	531.3
Operating leases	2.8	2.4	0.4	-
Finance leases	0.5	0.1	0.4	-
Exploration and mineral leases	78.7	15.9	62.8	-
Purchase obligations regarding fixed assets	9.8	9.8	-	-
Commodity contracts (1)	510.8	13.8	360.9	136.1

Total contractual cash obligations	1,133.9	42.0	424.5	667.4

(1) Includes contracts that are governed by agreements that confer to the relevant hedge counter-party a right to terminate the contracts prior to their agreed maturity dates. Such a termination would result in immediate cash settlement of those contracts based on the market value on the date of termination. The rights can only be exercised on specific future dates. The periods in which payments are due may change in the event that a counter-party exercises it’s right to terminate. Further details in relation to the rights to terminate are provided on pages 11 and 12

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Guarantees

At 31 December 2002, NYOL has given bank guarantees totaling A$16.6 million (31 December 2001: A$16.2 million) to mining departments in respect of performance bonds.

Receivables

Receivables decreased from A$17.2 million as at 31 December 2001 to A$13.3 million at 31 December 2002 principally due to an increase in provision for doubtful debts recognised during the six months ended 30 June 2002.

Exploration and evaluation expenditure

Capitalised exploration and evaluation expenditure decreased from A$43.0 million as at 31 December 2001 to nil as at 31 December 2002, as a result of all capitalised exploration expenditure being written off as at 30 June 2002 and current exploration expenditure being expensed as incurred.

Property, plant and equipment

Property, plant and equipment decreased from A$408.9 million as at 31 December 2001 to A$269.1 million as at 31 December 2002, due to mining properties being written down by A$88.0 million and A$5.7 million as at 30 June 2002 and 31 December 2002, respectively and depreciation/amortisation during the twelve months ended 31 December 2002. The decrease was partially offset by additions during the twelve months ended 31 December 2002.

Other Assets

Other assets decreased from A$101.4 million as at 31 December 2001 to A$42.5 million as at 31 December 2002. The decrease was primarily due to a decrease in prepaid mining costs of A$64.3 million and prepaid hedge fees of A$13.2 million, offset by an increase in deferred hedge losses of A$22.3 million. The decrease in prepaid mining costs resulted from the writedown at 30 June 2002 of all mining assets to their recoverable amount, and effective 1 July, 2002 all costs incurred in developing drives in underground mines being expensed. The decrease in prepaid hedge fees is due to prepaid hedge fees associated with excess hedges being written off during the six months ended 30 June 2002. The increase in deferred hedge losses relates to early close out of hedges during the six months ended 31 December 2002.

Payables

Payables decreased from A$63.0 million as at 31 December 2001 to A$43.0 million as at 31 December 2002, primarily due to the timing of payments to contractors and Newmont Mining Services for management, technical and financial services.

Provisions

Total provisions decreased from A$70.5 million as at 31 December 2001 to A$63.3 million as at 31 December 2002 primarily due to previously capitalised foreign exchange losses, relating to unallocated foreign exchange contracts that were settled during the year ended 30 June 2002.

Interest Bearing Liabilities

Interest bearing liabilities increased from A$508.4 million as at 31 December 2001 to A$531.8 million at 31 December 2002 primarily due to the changes in the A$/US$ exchange rate.

Other Liabilities

Other liabilities as at 31 December 2002 increased from nil as at 31 December 2001 to A$213.9 million as at 31 December 2002 due to a provision for the mark to market value of NYOL’s excess hedging.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Review of Operations

Sales Revenue

Sales revenue decreased from A$212.5 million in the six months ended 31 December 2001 to A$177.5 million in the six months ended 31 December 2002. This decrease was primarily due to a decrease in gold sales from 393,909 ounces in the six months ended 31 December 2001 to 336,926 ounces in the six months ended 31 December 2002. The decrease in gold sales was driven by a decrease in gold production from 392,032 ounces in the six months ended 31 December 2001 to 338,533 ounces in the six months ended 31 December 2002 and decrease in the average gold price received from A$539 per ounce in the six months ended 31 December 2001 to A$527 per ounce in the six months ended 31 December 2002.

The production decrease was due to a decline in the average grade from 5.46 grams per tonne in the six months ended 31 December 2001 to 4.24 grams per tonne in the six months ended 31 December 2002, and despite an increase in tonnes milled from 2,393,500 tonnes in the six months ended 31 December 2001 to 2,657,600 to the six months ended 31 December 2002.

Cost of Sales

Cost of sales decreased from A$190.1 million in six months ended 31 December 2001 to A$168.5 million in the six months ended 31 December 2002 primarily due to lower depreciation charges in the six months ended 31 December 2002 following the writedown of mining properties to their recoverable amount as at 30 June 2002. Depreciation charges were also influenced by lower gold production.

Production Cost Statement

	Six months ended	Six months ended
	31 December 2002	31 December 2001
	A$’000	A$’000

Costs applicable to sales per financial statements	168,533	190,119
Depreciation and amortisation	(38,055)	(60,101)
Mine closure	(2,986)	(3,920)
Other	(179)	1,312
Total cash costs	127,313	127,410

Total cash cost per ounce	$376	$325

The increase in cash cost per ounce is due to the decrease in gold production during the six months ended 31 December 2002.

Other revenue from ordinary activities

Other revenue from ordinary activities decreased from A$3.9 million in the six months ended 31 December 2001 to A$1.9 million in the six months ended 31 December 2002, mainly due to a decrease in interest income as a result of a decrease in cash held.

Administration expenses

Administration expenses increased from A$3.4 million in the six months ended 31 December 2001 to A$4.5 million in the six months ended 31 December 2002, reflecting higher fees charged by Newmont Australia during the six months ended 31 December 2002 compared to the six months ended 31 December 2001, in respect of the provision of management, technical and financial services to NYOL.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Borrowing costs

Interest expense increased from A$15.0 million in the six months ended 31 December 2001 to A$18.6 million in the six months ended 31 December 2002 due to the changes in the A$/US$ exchange rate impacting the interest payments on the US$300 million, 8.875% ten-year senior unsecured notes.

Write off of non-current assets

The write-off of non-current assets increased from A$2.3 million in the six months ended 31 December 2001 to A$5.7 million in the six months ended 31 December 2002. The current period write-down relates to Bronzewing mining assets.

Other expenses from ordinary activities

For the six months ended 31 December 2002, other expenses comprise derivative losses of A$10.4 million and write off of A$6.6 million previously capitalized fees relating to excess hedge positions. Derivative losses relate to adverse movements in the mark to market deficit of excess hedges recognised during the six months ended 31 December 2002.

Provision for income tax

NYOL was not required to pay Australian income tax for the six months ended 31 December 2002 or the six months ended 31 December 2001 due to current and carry forward tax losses. The income tax expense attributable to the operating loss for the six months ended 31 December 2002 was A$nil (2001: A$6.5 million, income tax expense). Future income tax benefits relating to tax losses are not carried forward as an asset unless the benefit is virtually certain of realisation. NYOL has reported a tax loss for the six months to 31 December 2002 and has brought forward tax losses, therefore no benefit has been recognised, as there is no certainty of realisation.

Net loss

As a result of the foregoing, NYOL incurred a net loss of A$42.6 million for the six months ended 31 December 2002 compared to a net loss of A$9.4 million for the six months ended 31 December 2001.

Impact of Gold hedging on operating results

336,926 ounces of gold were sold in the six months ended 31 December 2002 at an average price of A$527 per ounce compared to the average spot price for that period of A$575 per ounce, resulting in a hedge loss of A$16.2 million.

392,032 ounces were sold in the six months ended 31 December 2001 at an average price of A$539 per ounce compared to the average spot price for that period of A$537 per ounce, resulting in a hedge gain of A$0.8 million.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Funding and treasury policies

Objectives of derivative financial instruments

NYOL employs derivative financial instruments, including forward sales contracts, option contracts, swaps and forward rate agreements to manage risk emanating from actual exposures to commodity price risk and interest rate risk. Derivative instruments are entered into based on prevailing sales forecasts in order to manage commodity price risks. Following the acquisition of the NYOL’s parent entity, Newmont Australia Limited (formerly Normandy Mining Limited) by Newmont Mining Corporation in February 2002, revised life of mine plans have been developed by management which revised the forecasts of the amount and timing of future production. As a result of these revisions to forecasts, hedge positions currently exceed forecast sales, resulting in recognition of a mark to market liability for the excess positions in the financial statements.

Total derivative positions have been disclosed in two tables below, one for contracts qualifying as hedges and the other for excess hedging.

Gold price risk management activities

A number of products, including derivative instruments are used to manage gold price risks that arise out of the Group’s core business activities. Fixed and spot-deferred forward sales contracts and put options have been used by the Group to protect it from downward fluctuations in the gold price.

Under A-GAAP, derivative financial instruments used to hedge anticipated sales are not recognised in the financial statements on inception. The costs associated with entering hedge transactions in respect of commodity sales, together with gains or losses to the date of sale, are deferred and included in the measurement of the final sale price. In the event that during the term of the hedge, the hedge ceases to be effective, gains and losses on the hedge are no longer deferred, but recognised in the Statement of Financial Performance.

The following table sets out the maturity dates of existing contracts together with gold ounces hedged, weighted average gold price and the fair value of those contracts for the Group. The average price disclosed for put and convertible put options is the weighted average of the relevant put option strike values. The prices disclosed are gross contractual prices. The ultimate price realised on gold hedging is the gross contractual price less any associated future financing costs arising from gold borrowing commitments related to such contracts. The fair value disclosures reflect all components of the hedging including future gold borrowing commitments. To the extent that these contracts hedge specific commitments, any unrealised gains or losses on the contracts, together with the deferred costs and losses of the contracts (31 December 2002 A$33.3 million: 31 December 2001 A$23.9 million) will be recognised in the financial statements at the time the underlying transactions occurs.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

As at 31 December 2002:

Ounces Hedged Against Future Production
Maturity	Forward sale of Gold			Put and convertible options			Gold swaps
	Qty (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)	Qty (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)	Qty Hedged (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)
2003	85	552	(9,521)	0	0	-	-	-	-
2004-2008	590	565	(69,522)	214	638	(30,298)	-	-	-
2008-Plus	8	616	(1,308)	496	688	(85,335)	-	-	-

Total	683	564	(80,351)	710	673	(115,632)	-	-	-

Excess Hedges
Maturity	Forward sale of Gold			Put and convertible options			Gold swaps
	Qty (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)	Qty (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)	Qty (‘000oz)	Avg Price (per oz)	Fair Value A$ (000)
2003	46	550	(17)	29	507	(5,607)	-	-	-
2004-2008	654	572	(82,865)	391	614	(23,917)	600	542	(53,413)
2008-Plus	22	616	(3,476)	388	647	(44,602)

Total	722	572	(86,338)	808	626	(74,126)	600	542	(53,413)

As at 31 December 2001:

Ounces Hedged Against Future Production(1)
Maturity	Forward sale of Gold		Put and convertible options		Gold swaps		Total
	Qty (‘000oz)	Avg Price (per oz)	Qty (‘000oz)	Avg Price (per oz)	Qty (‘000oz)	Avg Price (per oz)	Qty (‘000oz	Avg Price (per oz)
2002	84	558	255	549	-	-	339	551
2003-2007	1,103	551	832	591	-	-	1,935	568
2007-Plus	342	551	1,452	654	600	465	1,794	592

Total	1,529	551	2,539	623	600	465	4,068	579

  1.  As at 31 December 2001 NYOL had no excess hedges.

2.  The mark to market value of the above hedging contracts as at 31 December 2001 was negative A$342 million.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

A number of hedging positions reported in the above tables are governed by agreements that confer to the relevant hedge counter-party a right to terminate the contracts prior to their agreed maturity dates. Such a termination would result in immediate cash settlement of those contracts based on the market value on the date of termination. The rights can only be exercised on specific future dates.

The table below summarises those contracts that are subject to the rights to terminate and the mark to market of those contracts as at 31 December 2002.

Potential Termination Date (1)	Ounces	Value A$Million
January 2003	336,000	(9.0)
January 2004	780,000	20.9
June 2004	133,335	(18.4)
April 2005	840,000	(85.4)
May 2005	195,000	(27.9)
June 2005(2)	(30,000)	(21.0)
August 2005	1,304,997	(158.2)

Total	3,559,332	(328.0)

  Earliest possible termination date permitted under the contracts.
  Net position of 270,000oz of bought put options and 300,000oz of sold put options.
  The above right to break table does not include outflows that may occur in interest rate risk contracts. Right to breaks in relation to interest rate risks are disclosed below.
  The above market values are net of scheduled maturities that occur prior to the right to break date.

Interest rate risk management

The Company has entered into a gold interest rate swap arrangement to partially reduce the interest rate risk exposure associated with the US$300 million 8.875% Senior Notes due 2008. Of the total US$300 million, US$183.6 million was swapped into a gold commodity contract, of which half was fixed at 3.87% and half was floating and subject to an indexation component. The mark to market value of the interest rate component of the gold commodity obligation and indexation arrangement was negative A$101.0 million as at 31 December 2002.

The gold interest rate swap includes gold indexation arrangements with various hedge counter-parties. The effect of these gold indexation structures is that the Company is obliged to pay the counter-parties certain amounts of gold if the gold price is above A$540 per ounce at the end of March and September in the years 2003 through to 2008. The ounce liability under these indexation structures increases on a linear basis between the floor price of A$540, where the liability is zero ounces and a capped price of A$627, where the liability is 42,224 ounces for each semi annual period. In addition, NYOL utilises forward rate agreements to manage its interest rate exposures arising from its gold hedging programs by locking in future floating gold interest rates.

A number of interest rate arrangements reported in this section are governed by agreements that confer to the relevant counter-party a right to terminate the arrangements prior to their agreed maturity dates. Such a termination would result in immediate cash settlement of those arrangements based on the market value on the date of termination. The rights can only be exercised on specific future dates.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

The table below summarises those contracts that are subject to the rights to terminate and the mark to market of the contracts at the relevant date as at 31 December 2002.

Potential Termination Date (1)	A$ Million
April 2005	30.5
October 2006	(23.1)

Total	7.4

  Earliest possible termination date permitted under the contracts.
  The above market values are net of scheduled maturities that occur prior to the right to break date

NYOL’s exposure to interest rate risk at 31 December 2002 is set out below: All other financial assets and liabilities are non interest bearing.

	Average Interest Rate %	Floating Interest Rate A$’000	Fixed Interest Maturing in			Total A$’000
			< 1 Year A$’000	1-5 Years A$’000	> 5 Years A$’000

As at 31 December 2002
Financial assets
Cash assets	4.07	61,157	-	-	-	61,157

Financial liabilities
US dollar guaranteed notes	8.875	-	-	-	206,201	206,201
Floating gold lease rate exposure (1)	2.37	162,551	-	-	162,551	325,102
Other borrowings	7.00	-	147	357	-	504

		162,551	147	357	368,752	531,807

As at 31 December 2001
Financial assets
Cash assets	3.95	111,839	-	-	-	111,839

Financial liabilities
US dollar guaranteed notes	8.875	-	-	-	227,967	227,967
Floating gold lease rate exposure (1)	2.80	139,421	-	-	139,421	278,842
Other borrowings	7.00	-	1,159	410	-	1,569

		139,421	1,159	410	367,388	508,378

(1) The US dollar guaranteed notes have been swapped to a gold lease rate loan as described above. Under the swap, the consolidated entity receives interest of 8.875% on US$ 183.6 million and pays interest on the gold lease rate exposure, half of which is fixed at 3.87% and half at floating rates. The principal amount has additionally been swapped from a US dollar payable to a gold payable.

Credit risk exposure

Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted. NYOL’s only material exposure arises from gold hedging. The Group is exposed to loss in the event that counter parties fail to settle on contracts, which are favourable to NYOL. Unrealised gains on these contracts, net of master netting agreements, at June 30, 2002 are A$nil (2001: A$nil). In order to mitigate these risks, the board has approved a list of counter parties; all rated A- or better by Standard & Poors.

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Foreign exchange risk

In April 1998, Newmont Yandal Operations Limited issued US$300 million of ten year senior unsecured notes ("Notes") pursuant to an Indenture entered into with The Bank of New York, as trustee for the noteholders (the "Indenture"). Of the total, US $183.6 million has been swapped into a gold commodity obligation. The Company has an exposure to the US$/A$ exchange rate on the remaining US $116.4 million of Notes. Adverse movements in the US$/A$ exchange rate will result in an increase in obligations of the Company. The impact of adverse exchange rate movements in a financial year will be recorded in the Statement of Financial Performance. Any adverse movement in the exchange rate over the ten-year life of the Notes will result in additional cash outflow on the Notes’ redemption. Assuming a constant US$ gold price a fall in the A$/US$ exchange rate will have an adverse effect on hedge book obligations.

Fair values of financial assets and liabilities

On-Balance Sheet

The carrying amounts of cash, bank bills, gold bullion, receivables, prepayments, investments, payables, loans to related parties, financial lease liabilities, provision for employee entitlements, excess hedge positions and provision for mine completion costs approximate their net fair value except for:

	31 December	31 December	31 December	31 December
	2002	2002	2001	2001
	A$’000	A$’000	A$’000	A$’000
	Net fair value	Carrying amount	Net fair value	Carrying amount

Financial Liability
US Dollar notes	687,908	531,303	705,293	506,809

Off-Balance Sheet

Commodity forward sale contracts, foreign exchange contracts, options and swaps have been valued at the mark-to-market gain or loss, which would arise if the contract were terminated at balance date.

The expected timing of recognition as revenue of the net fair value (mark to market) of off balance sheet financial instruments is as follows:

31 December
2002
A$ Millions

Commodity contracts
Not later than one year	(9.5)
Later than one year but not later than five years	(200.8)
Later than five years	(86.6)

(296.9)

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Trend information

Production

NYOL’s gold production over the last five and half years has been as follows:

	Six months ended 31 December	Six months ended 31 December	Twelve months ended 30 June
	2002	2001	2002	2001	2000	1999	1998
	ounces	ounces	ounces	ounces	ounces	ounces	ounces

Bronzewing	136,672	142,810	271,811	260,411	250,933	272,608	272,524
Jundee-Nimary (1)	146,207	188,246	355,403	411,140	358,100	371,041	293,016
Wiluna (1)	55,654	60,976	122,988	115,906	123,317	139,534	85,380

Total	338,533	392,032	750,202	787,457	732,350	783,183	650,920

  NYOL acquired interests in the Nimary and Wiluna Gold Operations from October 1, 1997 and November 1, 1997 respectively.

The Bronzewing and Wiluna gold operations are anticipated to process all currently known reserves by the end of 2003 or early 2004. In the absence of a new discovery that could promptly be put into production to sustain the operations, NYOL’s gold production commencing in calendar year 2004 will be substantially reduced.

Sales

NYOL’s product sales over the last five and half years have been as follows:

	Six months ended 31 December	Six months ended 31 December	Twelve months ended 30 June
	2002	2001	2002	2001	2000	1999	1998
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Sales revenue	177,463	212,461	404,226	416,481	395,805	440,160	376,061
	A$	A$	A$	A$	A$	A$	A$

Average realised price	527	539	539	530	540	562	581

Inventory

NYOL’s inventories over the last five and half years have been as follows:

	Six months ended 31 December	Six months ended 31 December	Twelve months ended 30 June
	2002	2001	2002	2001	2000	1999	1998
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Inventory	23,345	27,694	28,683	28,117	19,459	58,232	55,634

Newmont Yandal Operations Limited

Management Discussion and Analysis

For the Six Months Ended 31 December 2002

Subsequent Events

On 21 May 2003, the Company received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. The Company estimates the payment required to be made under the contract would be approximately US$46 million based on an assumed spot gold price of A$560 per ounce.

In addition, on 21 May 2003, the Company also received notice from Newmont Mining Corporation ("Newmont") that it intends to make an offer to acquire all of the US$300 million 8.875 percent senior unsecured notes currently not owned by Newmont, in addition to all of the gold hedge counter party contracts entered into between the Company and counter party banks.

Newmont Yandal Operations Limited

Statements of Financial Performance
for the Six Months Ended 31 December 2002
Unaudited

		Consolidated
		Six months	Six months
		ended	ended
		31 December	31 December
		2002	2001
	Notes	A$’000	A$’000

Sales revenue	2	177,463	212,461
Cost of sales		(168,533)	(190,119)

Gross profit		8,930	22,342
Other revenue from ordinary activities	2	1,942	3,936
Exploration and evaluation expenses
- current year	3	(7,564)	(8,522)
Administration expenses		(4,539)	(3,363)
Borrowing costs		(18,637)	(14,992)
Write off of mining property to recoverable amount	4	(5,700)	(2,283)
Other expenses from ordinary activities		(17,048)	-

Loss from ordinary activities before income tax expense		(42,616)	(2,882)
Income tax (expense)/benefit relating to ordinary activities	5	-	(6,549)

Net Loss		(42,616)	(9,431)

Total changes in equity other than those resulting from transactions with owners as owners		(42,616)	(9,431)

(Loss) per share
- Basic (cents per share)	6	(13.8)	(3.05)
- Diluted (cents per share)	6	(13.8)	(3.05)

The above Statements of Financial Performance should be read in conjunction with the accompanying notes

Newmont Yandal Operations Limited

Statements of Financial Position

as at 31 December 2002

Unaudited

		Consolidated
		31 December	31 December
		2002	2001
	Notes	A$’000	A$’000

Current assets
Cash		61,157	111,839
Gold Bullion		-	10,969
Receivables	7	11,797	17,157
Inventories	8	23,345	27,694
Other	13	4,557	76,236

Total current assets		100,856	243,895

Non-current assets
Receivables	7	1,481	-
Other financial assets	10	538	-
Exploration and evaluation expenditure	11	-	43,049
Property, plant and equipment	12	269,054	408,903
Other	13	37,940	25,172

Total non-current assets		309,013	477,124

Total assets		409,869	721,019

Current liabilities
Payables	14	42,848	62,842
Provisions	15	14,661	20,898
Interest-bearing liabilities	16	147	1,159

Total current liabilities		57,656	84,899

Non-current liabilities
Payables	14	144	144
Provisions	15	48,660	49,583
Interest-bearing liabilities	16	531,660	507,219
Other	17	213,878	-

Total non-current liabilities		794,342	556,946

Total liabilities		851,998	641,845

Net (liabilities)/assets		(442,129)	79,174

Equity
Contributed equity	18	358,533	358,533
Accumulated losses	19	(800,662)	(279,359)

Total (deficit)/equity	20	(442,129)	79,174

The above Statements of Financial Position should be read in conjunction with the accompanying notes

Newmont Yandal Operations Limited

Statements of Cash Flows

for the Six Months Ended 31 December 2002

Unaudited

		Consolidated
		Six months	Six months
		ended	ended
		31 December	31 December
		2002	2001
	Notes	A$’000	A$’000

Cash flows from operating activities
Receipts from sales		217,396	226,749
Payments to suppliers and employees		(195,116)	(165,699)
Interest received		2,130	2,317
Interest and other costs of finance paid		(18,637)	(14,992)

Net cash inflow from operating activities	25	5,773	48,375

Cash flows from investing activities
Payments for exploration and evaluation		(7,564)	(9,112)
Payments for property plant and equipment		(23,579)	(19,579)
Proceeds from sale of plant and equipment		-	105
Proceeds from sale of investments		-	249
Payments to terminate excess hedges		(19,392)	-

Net cash (outflow) from investing activities		(50,535)	(28,337)

Cash flows from financing activities
Repayment of borrowings		(559)	(1,902)

Net cash (outflow) from financing activities		(559)	(1,902)

Net increase/(decrease) in cash		(45,321)	18,136
Cash at the beginning of the period		106,478	104,672

Cash at the end of the period	25	61,157	122,808

The above Statements of Cash Flows should be read in conjunction with the accompanying notes

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

  Summary of Accounting policies

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

The financial report has been prepared on the basis of the historical cost convention and except where stated, does not take into account changing money values or current valuations of non-current assets.

Unless otherwise stated the accounting policies adopted are consistent with those of the prior period.

The financial report has been prepared using Australian dollars and is for the six month period 1 July 2002 to 31 December 2002, with comparatives for the six month period 1 July 2001 to 31 December 2001.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates the continuity of trading in the ordinary course of business. For the reasons described below, there is uncertainty whether the consolidated entity will continue as a going concern.

As at 31 December 2002 the consolidated entity:

  incurred a net loss after income tax for the current period of $42.6 million;
  has a deficiency in net assets of $442.1 million and a further $296.9 million in off-balance sheet obligations relating to hedge positions (details are provided in Note 26 "Financial Instruments"); and
  has a highly leveraged capital structure and sub-investment grade credit ratings (Moody’s Investors Service "Caa1" and Standard & Poor’s "B-"), which may limit the ability to raise funds at reasonable cost and terms in the future.

The above factors may indicate that the consolidated entity is not a going concern. The directors have reviewed the consolidated entity strategies and plans in response to this and identified the following mitigating factors:

  cashflow forecasts based on the most recent expectations of the consolidated entity’s operations indicate positive cash balances for at least the next twelve months, assuming that the offer made by Newmont Mining Corporation is successful, therefore resulting in no payment to the gold hedge counter party for the early termination of gold hedges – see additional discussion below;
  a number of good conceptual exploration targets have been identified around existing processing facilities, which together with other targets, if successful, would assist in meeting the consolidated entity’s financial obligations;
  there maybe opportunities to seek to restructure existing financing or seek additional financing in future years; and
  limited additional funding has been committed by the consolidated entity’s ultimate parent entity, Newmont Mining Corporation, specifically:

On 3 April 2003, Newmont Mining Corporation agreed to advance up to US$10 million to enable the consolidated entity to pay certain ordinary course debts incurred on and after that date. Newmont Mining Corporation’s obligation to advance funds is subject to several conditions. No advance may be applied to meet any obligations or liabilities of the consolidated entity to counter-parties for hedging contracts entered into by the consolidated entity or to holders of the Notes issued by the consolidated entity or to any other persons whose debts or obligations were created prior to 3 April 2003. Newmont Mining Corporation agreed that any advances made by it to the consolidated entity would not be repayable by the consolidated entity until 18 months from the date of the advance (the "repayment date"), unless the repayment date is extended prior to the repayment date by written agreement.

Newmont Mining Corporation can terminate unilaterally the agreement on 30-days advance notice. As of the date of this report, no advance has been requested by the consolidated entity or made by Newmont Mining Corporation.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

On 21 May 2003, the consolidated entity received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. The consolidated entity estimates the payment required to be made under the contract would be approximately US$46 million (A$70 million) based on an assumed spot gold price of A$560 per ounce.

In addition, on 21 May 2003, the consolidated entity also received notice from Newmont Mining Corporation ("Newmont") that it intends to make an offer to acquire all of the US$300 million 8.875 percent senior unsecured notes currently not owned by Newmont, in addition to all of the gold hedge counter party contracts entered into between the consolidated entity and counter party banks.

For the reasons set out above and assuming that the offer made by Newmont is successful, therefore resulting in no payment to the gold hedge counter party for the early termination of gold hedges, the directors believe that preparing the financial statements on a going concern basis is appropriate, as the consolidated entity will be able to meet its debts as and when they fall due.

If the consolidating entity is unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the normal course of business and at the amounts different to that stated in the financial statements.

The financial statements do not include any adjustment as to the recoverability and classification of recorded asset amounts or to the amounts of liabilities that might be necessary should the consolidated entity not continue as a going concern.

(a) Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Newmont Yandal Operations Limited ("company" or "parent entity") as at the six month period end and the results of all controlled entities for the six month period then ended. Newmont Yandal Operations Limited and its controlled entities together are referred to in this financial report as the "consolidated entity". The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity is obtained during the period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during the period its results are included for that part of the period during which control existed.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(b) Foreign Currencies

Transactions denominated in foreign currencies have been brought to account at the exchange rates ruling at the time of the transactions. At balance date, foreign currency receivables and payables are translated at exchange rates ruling at that date.

Exchange gains and losses and hedging costs arising on contracts entered into as hedges of specific revenue or expense transactions are deferred until the date of such transactions at which time they are included in the determination of such revenues or expenses.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

Where a hedge transaction is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains and losses that arose on the hedge prior to its termination continue to be deferred and are included in the measurement of the purchase, sale or interest transaction when it occurs.

Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains and losses that arose on the hedge prior to its termination are included in the statement of financial performance for the period.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(c) Revenue

Gold bullion is taken up as a sale in the period during which it is shipped from the mine, provided it is either sold or delivered to a gold refinery within the normal time span. Bullion delivered against forward sales contracts is accounted for at the contract rate.

Gold bullion held at period end is valued at the contract rates for those hedges it is expected to be delivered into.

(d) Receivables

Collectibility of receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to the collection exists.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(e) Derivatives

Derivative financial instruments are not recognised in the financial statements on inception. The costs associated with entering hedge transactions in respect of commodity sales, together with gains or losses to the date of sale, are deferred and included in the measurement of the final sale price. Additional information in respect of hedging is set out in Note 26 "Financial Instruments".

Gains or costs arising upon entry into a hedging transaction intended to hedge the sale of goods, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of sale and included in the measurement of the sale.

If a hedge transaction relating to a commitment for the sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original sale when it takes place.

If the hedge transaction is redesignated as a hedge of another commitment because the original sale transaction is no longer expected to occur, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

Following the acquisition of the consolidated entity’s parent entity, Newmont Australia Limited (formerly Normandy Mining Limited) by Newmont Mining Corporation in February 2002, revised life of mine plans have been developed by management which revised the forecasts of the amount and timing of future production. As a result of adoption of the revised plans, certain derivative contracts held by the consolidated entity were considered excess to the requirement to hedge future production. Accordingly, unrealised losses on these contracts, amounting to $222.8 million were recorded as an expense in the statement of financial performance, during the year ended 30 June 2002 and as a liability, in the statement of financial position, as deferred foreign exchange losses on derivative contracts (Note 17 "Other Liabilities"). At each reporting date, these outstanding derivative contracts are recorded at their current mark-to-market value.

The amount received or paid under interest rate swaps is recognised as an adjustment to interest rate expense when the cash flow takes place.

(f) Income tax

Tax effect accounting procedures are followed, whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowance for permanent differences. The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realisation is assured beyond any reasonable doubt. Income tax on cumulative timing differences is set aside to deferred income tax or future income tax benefit accounts at the rates, which are expected to apply when those timing differences reverse.

(g) Inventories

Inventories, apart from gold bullion, are valued at the lower of cost or net realisable value. Costs are assigned to inventories on hand by the method most appropriate to each class of inventory with the majority being valued on an average cost basis. Costs of production include fixed and variable direct costs and an appropriate portion of fixed overhead expenditure, depreciation and mine amortisation.

Stores inventories represent consumable supplies and maintenance spares and are valued at weighted average cost. Provision is made for obsolescence.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(h) Other financial assets

The consolidated entity’s investment in listed shares and other corporations are carried at the lower of cost or recoverable amount. Dividend income is recognised on a receivable basis.

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures are set out in Note 31 "Interest in Joint Venture Operations".

(j) Exploration and evaluation expenditure

Exploration and evaluation expenditure incurred by the consolidated entity is accumulated for each area of interest and recorded as an asset, if either:

  it is expected to be recouped through successful development of and production from the area, or by its sale; or
  significant exploration or evaluation of the area is continuing.

The expenditure incurred in areas of interest located around existing milling facilities is provided for over the life of the milling facilities. Expenditure on all other areas of interest is expensed as the expenditure is incurred other than for exploration assets acquired, which are initially recorded at cost.

The recoverable amount of each area of interest is determined on a bi-annual basis and appropriate write downs are made so that the carrying amount does not exceed the recoverable amount. For areas of interest which are not considered to have any commercial value, or where exploration rights are no longer current, the capitalised amounts are expensed.

(k) Depreciation and amortisation

Mine properties are amortised on a units of production basis once production has commenced. Property, plant and equipment specific to mine properties are depreciated over the lesser of the expected useful life on a straight line basis or the life of the mine on a units of production basis. The units of production method causes rates of depreciation and amortisation to vary according to the rate at which production has depleted the estimated future mineable reserves of the respective mines.

For open pit mines, estimated future mineable material reserves are comprised of proved and probable reserves of the mine site.

For underground mines, estimated future mineable reserves, for the current year, are based on the consolidated entity’s informal resource category denoted as Future Reserve Potential ("FRP"). Underground mining usually has well established reserve positions that are accompanied by less well defined mineralisation that is recognized to have a high probability of future conversion to reserve category. FRP is proved and probable reserve plus that proportion of the inferred resource that has a high probability of being converted to a reserve, plus a proportion of the measured and indicated resources that can be converted to reserves when the appropriate feasibility study has been completed.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(l) Prepaid mining costs

For the period up to 30 June 2002, costs incurred in developing drives in underground mines that result in economic benefits, are not expensed until the ore reserves are mined. These costs are amortised over tonnes of ore mined.

Prepaid mining costs are disclosed in Note 13 "Other Assets".

Periodically, the consolidated entity reviews the recoverable value of prepaid mining costs as a part of the review of asset carrying values associated with each mine. The review is based on current factors surrounding the mine, including any changes in the expected life of the mine and the price of gold. If the recoverable amount of these assets, taken as a whole, has fallen below the carrying value, the assets are written down to the recoverable value. As a result of reviewing the recoverable amount of mining assets, as at 30 June 2002, prepaid mining costs were written down to zero at that date.

From 1 July 2002, the consolidated entity expensed all costs incurred in developing drives in underground mines consistent with standard international mining practice. The effect of this change is to increase the loss for the six months ended 31 December 2002 by $2.5 million.

(m) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be received through cash inflows and outflows arising from its continued use and subsequent disposal.

Each reporting period, the recoverable amount of all non-current assets is assessed.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, such as at a mining operation, recoverable amount is determined on the basis of the relevant group of assets. The decrement in the carrying amount is recognised as an expense in net profit and loss in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using discount rates that range from 7.71% to 7.89% (31 December 2001: 6%)

(n) Mine completion costs

Provision is made for estimated rehabilitation expenditure, decommissioning and closure costs using the incremental method on a units of production basis over the life of the mine from the time production commences. Future total mine completion costs are estimated annually on an undiscounted basis taking into account all current environmental and legal requirements and if material are adjusted in the period of change.

Estimated rehabilitation expenditure includes regrading of waste dumps, revegetation and erosion and drainage control, in order to allow for relinquishment of mining titles with no ongoing maintenance costs. Rehabilitation costs associated with exploration and evaluation activities are treated as exploration and evaluation expenditure.

(o) Employee entitlements

Provision is made for all known obligations in respect of employees. Annual leave, long service leave and vested sick leave are provided at the current rate of pay as per the relevant awards and employee contracts. Provisions for long service leave commence at the anniversary of three years of service, with further amounts being provided as the entitlement grows beyond three years. It is expected that the resultant provision for long service leave will approximate the present value of the estimated future cash outflows associated with long service leave. Additional information in respect of employee entitlements is provided in Note 27 "Employee Entitlements".

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(p) Accounts payable

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and are usually paid within 30 days of recognition.

(q) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognized as revenue in the statement of financial performance.

(r) Borrowing costs

Borrowing costs are expensed as incurred except where they relate to the financing of projects under construction where they are capitalised up to the date of commissioning or sale. Capitalised borrowing costs are amortised from the commencement of commercial production.

(s) Interest bearing liabilities

Debentures, bank loans and other loans are recorded at an amount equal to the net proceeds received. Interest expense is recognised on an accrual basis. Ancillary costs incurred in connection with the arrangement of borrowings are deferred and amortised on a straight-line basis over the period of borrowing.

(t) Rounding amounts

The company is of the kind referred to in Class Order 98/0100 dated 10 July 1998 issued by the Australian Securities and Investment Commission. In accordance with that Class Order amounts in this report and the financial report have been rounded to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

1. SUMMARY OF ACCOUNTING POLICIES (CONT’D)

(u) Goods and Services Tax

Revenue, expenses and assets are recognised net of the amount of goods and services taxes (GST), except:

  where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
  for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(v) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial period, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

	Consolidated
	Six months	Six months
	ended	ended
	31 December	31 December
	2002	2001
	A$’000	A$’000

2. REVENUE

Revenue from operating activities
Sale of gold	177,463	212,461

Revenue from outside the operating activities
Interest revenue – other persons	1,727	2,591
Foreign exchange gain	215	991
Proceeds on sale of plant and equipment	-	105
Proceeds on sale of investments	-	249

	1,942	3,936

	179,405	216,397

3. OPERATING LOSS

Loss from ordinary activities before income tax includes the following specific net gains and expenses
Sales of assets
Sales of assets in the ordinary course of business have given rise to the following profits/(losses):
Net (loss)/profit on sale of plant and equipment	-	-
Net (loss)/profit on sale of investments	-	(221)

	-	(221)

Expenses
Amortisation
- Mine properties	24,913	45,032
Depreciation
- Land and buildings	1,395	2,203
- Plant and equipment	11,747	12,866

Total depreciation & amortisation	38,055	60,101

Current period exploration and evaluation expenditure	7,564	8,522

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

	Consolidated
	Six months	Six months
	ended	ended
	31 December	31 December
	2002	2001
	A$’000	A$’000

3. OPERATING LOSS (cont’d)

Net movement in provisions for
- Employee entitlements	(562)	7,666
- Mine completion costs	2,185	5,259
- Doubtful debts	(600)	800

	A$	A$

Auditor’s remuneration

Audit Services
- Auditors of the company	110,000	28,000
- Other auditors	-	-
Other Services
- Auditors of the company	-	-
- Other auditors	-	-

4.     INDIVUALLY SIGNIFICANT ITEMS

	A$’000	A$’000

Included in operating loss are the following items:

Write off of mine properties to recoverable amount	5,700	2,283
Derivative losses *	10,429	-
Fees on excess hedges *	6,619	-

	22,748	2,283

  * The derivative losses and fees on excess hedges are included in "other expenses from ordinary activities" in the Statement of Financial Performance.

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

	Consolidated
	Six months	Six months
	ended	ended
	31 December	31 December
	2002	2001
	A$’000	A$’000

5. INCOME TAX The income tax expense/(benefit) for the period differs from the amount calculated on the loss. The differences are reconciled as follows:

Operating loss before income tax	(42,616)	(2,882)

Prima facie income tax benefit calculated at applicable tax rate on the loss from ordinary activities	(12,785)	(865)
Under provision in prior period and impact of change in tax rate	-	6,549
Current timing differences and tax losses not carried forward as future income tax benefits	12,785	865

Income tax expense/(benefit)	-	6,549

Adjustment to deferred income tax balances

  Legislation reducing the Australian company income tax rates from 36% to 34% in respect to the 2000-2001 income year and then to 30% from the 2001-2002 income tax year was announced on 21 September 1999 and received Royal Assent on 10 December 1999. As a consequence, deferred tax balances which are expected to reverse in the 2000-2001 or later income tax year have been remeasured using the appropriate new rates depending on the timing of their reversal.

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

	Consolidated
	31 December	31 December
	2002	2001
	Cents per Share	Cents per Share

6. LOSS PER SHARE

Basic (loss) per share	(13.8)	(3.05)
Diluted (loss) per share	(13.8)	(3.05)

Basic Loss per share
The loss and weighted average number of ordinary shares used in the calculation of basic loss per share are as follows:
	A$’000	A$’000

Loss	(42,616)	(9,431)

	No.	No.

Weighted average number of ordinary shares	308,960,662	308,960,662

The loss used in the calculation of basic loss per share agrees to the net loss in the statement of financial performance.

Diluted Loss per share
The loss and weighted average number of ordinary shares used in the calculation of diluted loss per share are as follows:
	A$’000	A$’000

Loss	(42,616)	(9,431)

	No.	No.

Weighted average number of ordinary shares	308,960,662	308,960,662

The loss used in the calculation of diluted loss per share agrees to the net loss in the statement of financial performance.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

Consolidated
31 December	31 December
2002	2001
A$'000	A$'000

7.     RECEIVABLES

Current	18,288	18,549
Other debtors	(6,491)	(1,400)

Provision for doubtful debts	11,797	17,149
Amounts owing by other related entities	-	8

	11,797	17,157

Non-current
Amounts owing by other related entities	1,481	-

8.     INVENTORIES

Current
Stores:
- at cost	6,140	7,800
Work in progress:
- gold in circuit
- at net realisable value	8,869	7,525
- gold ore stocks:
- at net realisable value	8,336	12,369

	23,345	27,694

9.     TAX ASSETS

Non-current
Future Income Tax Benefit	-	-

Net future income tax benefits consists of the following tax assets and liabilities:
Future income tax benefit
- timing differences	-	10,766
- tax losses	27,791	15,377
Provision for deferred income tax	(27,791)	(26,143)

	-	-

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

9 TAX ASSETS (CONT’D)
Unbooked future income tax benefits

The consolidated entity has future income tax benefits relating to revenue tax losses not brought to account as an asset of $77.4 million (31 December 2001: $23.2 million).

The potential future income tax benefit will only be realised if:
(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the losses and deductions to be realised; or

(ii) the losses are transferred to an entity in the consolidated entity, or

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iv) no change in tax legislation adversely affects the consolidated entity in realising the benefit from the deductions for the loss.

Since 30 June, 2002 the Australian Government has enacted legislation that will allow 100 per cent commonly owned Australian resident company groups to form a single consolidated group for income tax purposes. The new rules apply, at the group’s election, on a date any time after 30 June, 2002. The first two tranches of legislation became substantively enacted on October 21, 2002 when the New Business Tax System (Consolidation, Value Shifting, Demergers and Other Measures) Bill 2002 was passed by the Senate.

The consequences of forming a tax-consolidated group are many. Formation of a consolidated group for tax purposes will require the tax basis of assets to be re-set pursuant to complex transition rules. Furthermore future utilisation of tax losses that transition to a consolidated group will become subject to loss factors that will limit in any one year the amount of transitional losses that can be offset against taxable income of the tax consolidated group.

The financial effect of the legislation has not been recognised in this financial report in accordance with the UIG 39 "Effect of Proposed Tax Consolidation on Deferred Tax Balances" as it cannot yet be reliably estimated.

Consolidated
31 December	31 December
2002	2001
A$'000	A$'000

10.     OTHER FINANCIAL ASSETS

Non-current
Listed shares at cost	538	-

11.     EXPLORATION AND EVALUATION EXPENDITURE

Non-current
Balance brought forward	-	42,459
Expenditure incurred during the period	-	9,112
Expenditure written off during the period	-	(8,522)

Net exploration and evaluation expenditure	-	43,049

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

12.     PROPERTY, PLANT AND EQUIPMENT

Consolidated
		2002			2001
	Gross value of assets	Accumulated depreciation/ amortisation	Net value of assets	Gross value of assets	Accumulated depreciation/ amortisation	Net value of assets
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000

Land and buildings at cost	27,416	(19,279)	8,137	27,342	(16,326)	11,016
Mine properties at recoverable amount	198,823	(24,913)	173,910	-	-	-
Mine properties at cost	-	-	-	853,462	(556,221)	297,241
Plant and equipment at cost	237,188	(157,602)	79,586	230,866	(137,957)	92,909
Capital work in progress	7,421	-	7,421	7,737	-	7,737

	470,848	(201,794)	269,054	1,119,407	(710,504)	408,903

Reconciliation of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current period are set out below:

	Land and	Mine	Plant and	Capital	Total
	buildings	properties	equipment	work in
				Progress
	A$'000	A$'000	A$'000	A$'000	A$'000

Carrying amount at start of period	9,532	186,207	86,157	7,334	289,230
Additions	-	18,115	499	4,965	23,579
Disposals	-	-	-	-	-
Depreciation/Amortisation expense (Note 3)	(1,395)	(24,913)	(11,747)	-	(38,055)
Write-off of mining properties	-	(5,700)	-	-	(5,700)
Reclassification	-	201	4,677	(4,878)	-

Carrying amount at period end	8,137	173,910	79,586	7,421	269,054

The majority of the land and buildings relate to the mining operations and the Directors consider that the best indicator of their current value is their book value. The buildings are being depreciated over the life of the mine to which they relate, in accordance with the accounting policy stated in Note 1 (k). These land and buildings form an integral part of producing assets and have no significant value beyond the life of the mine.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

Consolidated
31 December	31 December
2002	2001
A$'000	A$'000

13.     OTHER ASSETS

Current
Prepaid mining costs	-	64,266
Prepaid hedging fees	1,497	6,665
Deferred financing expenditure	1,485	1,485
Other prepaid expenses	1,575	3,820

	4,557	76,236

Non-current
Deferred financing expenditure	6,433	7,917
Prepaid hedging fees	9,255	17,255
Deferred hedge losses	22,252	-

	37,940	25,172

14.     PAYABLES

Current
Trade payables and accruals	42,410	55,150
Amounts owing to:
- other related entities	438	7,692

	42,848	62,842

Non-current
Other payables and accruals	144	144

15.     PROVISIONS

Current
Foreign exchange losses	-	7,044
Employee entitlements (Note 27)	5,327	5,148
Mine completion costs	9,334	8,706

	14,661	20,898

Non-current	123	-
Employee entitlements (Note 27)	48,537	49,583

Mine completion costs	48,660	49,583

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

Consolidated
31 December	31 December
2002	2001
A$'000	A$'000

16.     Interest-Bearing Liabilities

Current
Unsecured:
Finance lease liabilities (Note 24)	147	1,159

Non-current
Unsecured:
US dollar notes	531,303	506,809
Finance lease liabilities (Note 24)	357	410

	531,660	507,219

In April 1998, the company issued US$300 million of ten year 8.875 percent senior unsecured notes ("Notes"). Interest on the Notes is paid semi-annually in arrears. Certain financial instruments were entered into whereby the company has agreed to exchange US dollar fixed interest amounts payable with a gold interest rate exposure. Of the total, US$183.6 million has been swapped into a gold interest rate exposure, of which half is fixed at 3.87% and half is floating. The floating rate at 31 December 2002 was 0.865% (31 December 2001:1.733%).

The Notes, inter alia place requirements and/or limitations on:

  Indebtedness of the consolidated entity subject to an earnings before tax, depreciation and amortisation ratio;
  Certain payments, including payments for investments in particular circumstances and dividend distribution;
  Distribution from certain controlled entities;
  The sale of assets or sale and lease-back transactions in certain circumstances;
  Transactions with affiliates;
  The sale of shares in certain controlled entities, and charges and liens that can be created over assets;
  Lines of business; and
  The company maintaining 100% equity in certain of its controlled entities

The indenture governing the Notes provides that in certain circumstances the company may be required to offer to repurchase those notes at 101% of the principal amount plus accrued and unpaid interest. The company is not required to make this offer if a third party makes the offer and purchases all notes which are validly tendered and not withdrawn under that offer.

The company has been advised by its ultimate parent entity, Newmont Mining Corporation ("Newmont"), that a subsidiary of Newmont made an offer to repurchase the Notes as if those circumstances had occurred and purchased notes to the value of US$62.8 million, representing all Notes that were validly tendered and not withdrawn under that offer. This ensures that whether or not the relevant circumstances have occurred, the company is not, and will not be, obliged to make an offer to repurchase the Notes pursuant to the circumstances that gave rise to such subsidiary’s offer to purchase the notes.

On 21 May 2003, the consolidated entity received notice from Newmont that it intends to make an offer to acquire all of the US$300 million Notes currently not owned by Newmont. Refer to Note 33 "Subsequent Events".

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

16.     INTEREST-BEARING LIABILITIES (CONT’D)

Details of the financing of the consolidated entity are as follows:
	Available at balance date 31 December		Used at balance date 31 December		Unused at balance date 31 December
	2002	2001	2002	2001	2002	2001
	A$’000	A$’000	A$’000	A$’000	A$’000	A$’000

Unsecured US dollar notes	531,303	506,809	531,303	506,809	-	-
Finance lease facility	504	1,569	504	1,569	-	-

					Consolidated
					31 December	31 December
					2002	2001
					A$'000	A$'000

17. OTHER LIABILITIES

Non-current
Unrealised losses on derivative contracts (Note 1 (e))					213,878	-

18.     CONTRIBUTED EQUITY

Issued 308,960,662 (31 December 2001: 308,960,662) ordinary shares fully paid	358,533	358,533

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amount paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

Consolidated
31 December	31 December
2002	2001
A$'000	A$'000

19.     (ACCUMULATED LOSSES)

(Accumulated losses) at the beginning of the period	(758,046)	(269,928)
Net loss	(42,616)	(9,431)

Accumulated losses at the end of the period	(800,662))	(279,359)

20.     EQUITY

Total (deficit)/equity at the beginning of the period	(399,513)	88,605
Total changes in equity recognised in the statement of financial performance	(42,616)	(9,431)

Total (deficit)/equity at the end of the period	(442,129)	79,174

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

21.     SEGMENT INFORMATION

The consolidated entity operates in one business segment, being the exploration for and mining of gold. All the consolidated entity's activities are conducted in Australia.

22.     CONTROLLED ENTITIES

		Parent Entity’s Interest 31 December
	Country of Incorporation	2002%	2001%

Parent entity
Newmont Yandal Operations Limited (i) (ii)	Australia	-	-
Controlled entity (i)
Clynton Court Pty Limited	Australia	100	100
Great Central Holdings Pty Limited	Australia	100	100
Eagle Mining Pty Limited	Australia	100	100
Hunter Resources Pty Limited	Australia	100	100
Quotidian No. 117 Pty Limited	Australia	100	100
Matlock Mining Pty Limited	Australia	100	100
Matlock Castellano Pty Limited	Australia	100	100
Great Central Mines Pty Limited	Australia	100	100
Australian Metals Corp. Pty Limited	Australia	100	100
Great Central Investments Pty Limited	Australia	100	100
Newmont Wiluna Mines Pty Limited (ii)	Australia	100	100
Newmont Wiluna Gold Pty Limited (ii)	Australia	100	100
Newmont Wiluna Metals Pty Limited (ii)	Australia	100	100

(i) The entities in the consolidated group have entered into deeds of cross guarantee in respect of relief granted from specified accounting and financial reporting requirements in accordance with Class Orders (98/1418). Refer Note 30.

(ii) Entities which underwent a change in name:

Normandy Yandal Operations Limited to Newmont Yandal Operations Limited

Normandy Wiluna Mines Pty Limited to Newmont Wiluna Mines Pty Limited

Normandy Wiluna Gold Pty Limited to Newmont Wiluna Gold Pty Limited

Normandy Wiluna Metals Pty Limited to Newmont Wiluna Metals Pty Limited

23.     CONTINGENT LIABILITIES

At 31 December 2002, the consolidated entity has given bank guarantees totaling $16.6 million (31 December 2001: $16.2 million) to mining departments in respect of performance bonds.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

Consolidated
31 December	31 December
2002	2001
A$’000	A$’000

24.     COMMITMENTS

Finance Leases

Payable not later than one year	168	967
Later than one year but not later than five years	359	691
Later than five years	-	-

Minimum lease payments	527	1,658
Less: Future financial charges	(23)	(89)

Total lease liability	504	1,569

Included in the financial statements as:

Current interest bearing liabilities (Note 16)	147	1,159
Non-current interest bearing liabilities (Note 16)	357	410

	504	1,569

Commitments not otherwise provided for in the accounts at balance date

Capital expenditure
Payable not later than one year	9,813	17,900

Operating leases
Payable not later than one year	2,437	-
Later than one year but not later than five years	406	-
Later than five years	-	-

	2,843	-

Exploration and mineral leases
The consolidated entity has certain obligations to perform minimum exploration work and expend minimum amounts of money in order to maintain rights of tenure over mining and exploration tenements. The estimated minimum annual amounts required to be spent by the anniversary date of each of these tenements currently held are as follows:

Payable not later than one year	15,862	15,873
Later than one year but not later than five years	62,815	64,666
Later than five years	-	-

	78,677	80,539

The annual minimum expenditure will vary from time to time due to the acquisition or relinquishment of licenses or variations of the commitment levels by the various mining departments.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

25.     NOTES TO THE STATEMENTS OF CASHFLOWS

(a) Reconciliation of cash at the end of the period

For the purpose of the statement of cash flows, cash includes cash on hand, investments in money market instruments and gold bullion on hand. Cash at the end of the period, as shown in the statement of cash flows, is reconciled to the related items in the statement of financial position as follows:

	Consolidated
	31 December	31 December
	2002	2001
	A$’000	A$’000

Cash	61,157	111,839
Gold bullion	-	10,969

	61,157	122,808

(b) Reconciliation of loss from ordinary activities after income tax to net cash inflow from ordinary activities

Operating loss after income tax
	(42,616)	(9,431)
Depreciation and amortisation
	38,055	60,101
Amortisation of deferred borrowing costs
	742	743
Write down in carrying value of mine properties
	5,700	2,283
Exploration expenses written off
	7,564	8,522
Unrealised losses/(gains) on derivatives
	10,429	(984)
Unrealised gains on foreign exchanges
	(1,286)	-
(Profit)/loss on sale of investments
	-	221
Change in net assets and liabilities:

(Increase)/decrease in receivables
	(2,565)	9,254
(Increase)/decrease in inventories
	5,338	423
(Increase)/decrease in future income tax benefit
	-	6,550
(Increase)/decrease in other assets
	(14,180)	(14,935)
Increase/(decrease) in accounts payable
	(2,697)	(10,826)
Increase/(decrease) in other provisions
	1,289	(3,546)

Net cash inflows from operating activities
	5,773	48,375

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

26.     FINANCIAL INSTRUMENTS

    Objectives of Derivative Financial Instruments

    The consolidated entity employs derivative financial instruments, including forward sales contracts, option contracts, swaps and forward rate agreements to manage risk emanating from actual exposures to commodity price risk, foreign exchange risk and interest rate risk. The consolidated entity does not trade derivative financial instruments.

    Interest Rate Risk

    The consolidated entity has entered into a gold interest rate swap arrangement to partially reduce the interest rate risk exposure associated with the US dollar guaranteed notes ("the Notes"). The interest rate on the Notes has been reduced via a gold interest rate swap. Of the total US$300 million, US$183.6 million has been swapped into a gold interest rate exposure, of which half is fixed at 3.87% and half is floating. The floating rate at 31 December 2002 was 0.865% (31 December 2001: 1.733%).

    In addition the consolidated entity utilises forward rate agreements to manage its interest rate exposures arising from its gold hedging programs and gold and currency loans by locking in future floating gold and Australian dollar interest rates.

    The consolidated entity’s exposure to interest rate risk at 31 December 2002 is set out below: All other financial assets and liabilities are non interest bearing

	Average Interest Rate %	Floating Interest Rate A$’000	Fixed Interest Maturing in			Total A$’000
			< 1 Year A$’000	1-5 Years A$’000	> 5 Years A$’000
As at 31 December 2002

Financial assets
Cash assets	4.07	61,157	-	-	-	61,157

Financial liabilities
US dollar guaranteed notes	8.875	-	-	-	206,201	206,201
Floating gold lease rate exposure (1)	2.37	162,551	-	-	162,551	325,102
Other borrowings	7.00	-	147	357	-	504

		162,551	147	357	368,752	531,807

As at 31 December 2001

Financial assets
Cash assets	3.95	111,839	-	-	-	111,839

Financial liabilities
US dollar guaranteed notes	8.875	-	-	-	227,967	227,967
Floating gold lease rate exposure (1)	2.80	139,421	-	-	139,421	278,842
Other borrowings	7.00	-	1,159	410	-	1,569

		139,421	1,159	410	367,388	508,378

    (1) The US dollar guaranteed notes have been swapped to a gold lease rate loan as described above. Under the swap, the consolidated entity, receives interest of 8.875% on US$ 183.6 million and pays interest on the gold lease rate exposure, half of which is fixed at 3.87% and half at floating rates. The principal amount has additionally been swapped from a US dollar payable to a gold payable.

    Newmont Yandal Operations Limited

    Notes to the Financial Statements

    for the Six Months Ended 31 December 2002

    Unaudited

    26. FINANCIAL INSTRUMENTS (CONT’D)

    (b) Interest Rate Risk (cont’d)

    The gold rate swap arrangements include gold indexation arrangements with various hedge counter-parties. The effect of these gold indexation structures is that the consolidated entity is obliged to pay the counter-parties certain amounts of gold if the gold price is above $540 per ounce at the end of March and September in the years 2003 through to 2008. The ounce liability under these indexation structures increases on a linear basis between the floor price of $540, where the liability is zero ounces and a capped price of A$627, where the liability is 42,224 ounces for each semi annual period.

    The mark to market value of the interest rate component of the gold commodity obligation and indexation arrangement was negative A$101.0 million as at 31 December 2002.

    Commodity Price Risk

  The following table sets out details of excess hedges and ounces hedged against future production. The table also sets out the contracted ounces, weighted average gold price and the settlement periods.

  For the contracts that are hedging specific commitments, any unrealised gains or losses on the contracts, together with the deferred costs of the contracts (31 December 2002 $33.0 million: 31 December 2001 $23.9 million) will be recognised in the financial statements at the time the underlying transactions occur.
PRECIOUS METALS HEDGING	2003		2004-2008		2008-Plus		Total
	Qty	Avg	Qty	Avg	Qty	Avg	Qty	Avg
	Hedged	Price	Hedged	Price	Hedged	Price	Hedged	Price
As at 31 December 2002	(‘000oz)	(per oz)	(‘000oz)	(per oz)	(‘000oz)	(per oz)	(‘000oz)	(per oz)

Excess Contracts
Forward sale contracts	46	550	654	572	22	616	722	572
Put and convertible options	29	507	391	614	388	647	808	626
Gold swaps	-	-	600	542	-	-	-	-

Ounces hedged against future production
Forward sale contracts	85	552	590	565	8	616	683	564
Put and convertible options	-	-	214	638	496	688	710	673

	2002		2003-2007		2007-Plus		Total
	Qty	Avg	Qty	Avg	Qty	Avg	Qty	Avg
	Hedged	Price	Hedged	Price	Hedged	Price	Hedged	Price
As at 31 December 2001	(‘000oz)	(per oz)	(‘000oz)	(per oz)	(‘000oz)	(per oz)	(‘000oz)	(per oz)

Ounces hedged against future production
Forward sale contracts	84	558	1,103	551	342	551	1,529	551
Put and convertible options	255	549	832	591	1,452	654	2,539	623
Gold swaps	-	-	-	-	600	465	600	465

  A number of hedging positions reported in the above tables are governed by agreements that confer to the relevant hedge counter-party a right to terminate the contracts prior to their agreed maturity dates. Such a termination would result in immediate cash settlement of those contracts based on the market value on the date of termination. The rights can only be exercised on specific future dates.

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

  26. FINANCIAL INSTRUMENTS (CONT’D)

  (c) Commodity Price Risk (cont’d)

  The table below summarises those contracts that are subject to the rights to terminate and the mark to market of those contracts as at 31 December 2002

Potential Termination Date (1)	Ounces	Value A$ Million

January 2003	336,000	(9.0)
January 2004	780,000	20.9
June 2004	133,335	(18.4)
April 2005	840,000	(85.4)
May 2005	195,000	(27.9)
June 2005(2)	(30,000)	(21.0)
August 2005	1,304,997	(187.2)

Total	3,559,332	(328.0)

(1) Earliest possible termination date permitted under the contracts.

(2) Net position of 270,000oz of bought put options and 300,000oz of sold put options.

(3) The above right to break table does not include outflows that may occur in interest rate risk contracts. Right to break in relation to interest rate risk contracts are disclosed in Note 26(d).

(4) The above market values are net of scheduled maturities that occur prior to the right to break date.

During the quarter ended 31 March 2003, hedge counter-party, Societe Generale exercised its option to terminate hedge contracts on the fifth anniversary of the respective dates of establishment of those contracts. Societe Generale exercised a right to terminate 336,000 ounces of sold forwards and bought put options in January 2003, and these transactions were closed out in January 2003. Concurrently with the January 2003 close out, a further 48,000 ounces of bought call options were voluntarily closed out to reduce the net close out payment to $5.9 million.

On 21 May 2003, the consolidated entity received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. The consolidated entity estimates the payment required to be made under the contract would be approximately US$46 million (A$70 million) based on an assumed spot gold price of A$560 per ounce.

On 21 May 2003, the consolidated entity received notice from Newmont Mining Corporation that it intends to make an offer to acquire all of the gold hedge counter party contracts entered into between the consolidated entity and counter party banks. Refer to Note 33 "Subsequent Events".

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

  26. FINANCIAL INSTRUMENTS (CONT’D)

  (d) Credit Risk Exposure

  Credit risk represents the loss that would be recognised if counter parties failed to perform as contracted.

  On-Balance Sheet Financial Instruments

  The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised in the Statement of Financial Position, is the carrying amount, net of any provision for doubtful debts. The consolidated entity is not materially exposed to any individual overseas country or individual customer.

  Off-Balance Sheet Financial Instruments

  For off-balance sheet financial assets which are deliverable, including derivatives, credit risk also arises from the potential failure of counter parties to meet their obligations under respective contracts at maturity. A material exposure arises from gold hedging and the consolidated entity is exposed to loss in the event that counter parties fail to settle on contracts which are favourable to the consolidated entity.

  Unrealised gains on these contracts, net of master netting agreements, at balance date are $nil million (2001 $nil). In order to mitigate these risks, the board has approved a list of banks as appropriate counter parties, all rated A- or better by Standard & Poors.

  A number of interest rate arrangements reported in this section are governed by agreements that confer to the relevant counter-party a right to terminate the arrangements prior to their agreed maturity dates. Such a termination would result in immediate cash settlement of those arrangements based on the market value on the date of termination. The rights can only be exercised on specific future dates. The tables below summarise those contracts that are subject to the rights to terminate and the mark to market of the contracts as at 31 December 2002.

Potential Termination Date (1)	Value A$ Million
April 2005	30.5
October 2006	(23.1)

Total	7.4

    Earliest possible termination date permitted under the contracts.
    The above market values are net of scheduled maturities that occur prior to the right to break date

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

  26. FINANCIAL INSTRUMENTS (CONT’D)

  (e) Hedge book reconciliation as at 31 December 2002

The total value of the hedge book as at 31 December 2002 has been included in the financial statements as follows:
A$ Million

Fair value of contracts with rights to terminate	(320.6)
Fair value of contracts without rights to terminate	(190.2)

(510.8)

Included in the financial statements as:
On balance sheet fair value of contracts in excess of hedging requirements (Note 17)	(213.9)
Off balance sheet (Note 26(f))	(296.9)

(510.8)

    Net fair values of financial assets and liabilities

  On-Balance Sheet

  The carrying amounts of cash, bank bills, gold bullion, receivables, prepayments, investments, payables, loans to related parties, financial lease liabilities, provision for employee entitlements, excess hedge positions and provision for mine completion costs approximate their net fair value except for

	31 December	31 December	31 December	31 December
	2002	2002	2001	2001
	A$’000	A$’000	A$’000	A$’000
	Net fair value	Carrying amount	Net fair value	Carrying amount

Financial Liability
US Dollar notes (note 16)	687,908	531,303	705,293	506,809

  Off-Balance Sheet

  Commodity forward sale contracts, foreign exchange contracts, options and swaps have been valued at the mark-to-market gain or loss, which would arise if the contract were terminated at balance date.

  The expected timing of recognition as revenue of the net fair value (mark to market) of off balance sheet financial instruments is as follows:

31 December
2002
A$'Millions

Commodity contracts
Not later than one year	(9.5)
Later than one year but not later than five years	(200.8)
Later than five years	(86.6)

(296.9)

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

	Consolidated
	31 December	31 December
	2002	2001
	A$'000	A$’000

27. EMPLOYEE ENTITLEMENTS

Provision for employee entitlements
- Current (Note 15)	5,327	5,148
- Non-current (Note 15)	123	-

Aggregate employee entitlement liability	5,450	5,148

	Number	Number

Average number of employees during the period	420	354

	Consolidated
	2002 A$	2001 A$
28. REMUNERATION OF DIRECTORS & EXECUTIVES
(a) Directors
(i) Income paid or payable, or otherwise made available to Directors of entities in the Newmont Yandal Operations consolidated entity from the company and/or controlled entities.
(ii) The following income bands apply in respect of Directors of Newmont Yandal Operations Limited:
	Number

	2002	2001
  $0 - $9,999
	5	3

(b) Executive	2002 A$	2001 A$
  Remuneration received or due and receivable from the company and/or controlled entities by executive officers of the company and of controlled entities whose income was at least $100,000.
	-	-

For the period ended 31 December 2002 and 2001 executive directors and executive officers received emoluments from a controlled entity of Newmont Australia Limited and do not receive payments from Newmont Yandal Operations Limited and/or controlled entities.

Newmont Yandal Operations Limited

Notes to the Financial Statements

for the Six Months Ended 31 December 2002

Unaudited

29.     OTHER RELATED ENTITY INFORMATION

  Information in respect of related entities of the consolidated entity not disclosed elsewhere in this financial report is as follows:

  Directors

(a)  The Directors of Newmont Yandal Operations Limited during the period were:

  K G Williams (resigned 16 April 2003)

  B D Hansen

  B D Banks

  D H Francisco

  J A S Dow

(b)   Remuneration paid or payable, or otherwise made available to the Directors of Newmont Yandal Operations Limited and its controlled entities is disclosed in Note 28 to the financial statements.

  Parent entity

  The immediate ownership of Newmont Yandal Operations Limited shares are held by Newmont Mining Holdings Pty Limited, Yandal Gold Pty Ltd and Newmont Consolidated Gold Holdings Pty Ltd. The ultimate parent entity is Newmont Mining Corporation (incorporated in the United States of America).

  Amounts receivable from or payable to related entities

  Details of amounts receivable from or payable to related entities are set out in Notes 7 and 14 to the financial statements.

  Transactions with related entities

  All transactions with related entities are made on normal commercial terms and conditions.

  During the period the Newmont Yandal Operations Limited consolidated entity received management, technical and financial services from other companies in the Newmont Australia Limited consolidated entity. The Newmont Australia Limited consolidated entity employs a core of executives who specialise in the areas of exploration, mining, metallurgy, finance, corporate, environment, safety, information technology and treasury. The objective is to provide individual member entities with access to these skills. The management fee incurred for this service for the period ended 31 December 2002 was $3,003,000 (31 December 2001: $1,018,000).

  Newmont Australia Limited has established a shared services group and charges a fee to the various entities in the Newmont Australian Limited group for the use of the service. Under this arrangement Newmont Mining Services Pty Ltd pays all expenses on behalf of the various entities in the Newmont Australian Limited group and recovers the amount paid at cost from the respective entity. Effective 1 July 2001 Newmont Yandal Operations Limited group became part of this arrangement and the fee charged for this service was $583,379 (31 December 2001: $911,527).

  Share and share options

  There were no share and share option transactions between Directors of Newmont Yandal Operations Limited and any entity in the consolidated entity.

  There were no shares issued to Directors during the period.

  There were no buy-backs of shares or share options during the period.

  Newmont Yandal Operations Limited

  Notes to the Financial Statements

  for the Six Months Ended 31 December 2002

  Unaudited

30.     DEED OF CROSS GUARANTEE

    Pursuant to an ASIC Class Order (98/1418) dated 13 August 1998 (as amended), relief was granted to the wholly owned subsidiaries listed in Note 22 from the Corporations Act 2001 requirements for preparation, audit and publication of accounts.

    It is condition of the Class Order that the consolidated entity and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the consolidated entity guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Act, the consolidated entity will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the consolidated entity is wound up.

31.     INTEREST IN JOINT VENTURE OPERATIONS

    Details of the consolidated entity’s interest in joint venture operations are as follows. The principal activity of all of these joint ventures is mineral exploration.

Joint Venture	Joint Venture Partners	% Interest 2002	% Interest 2001

Biddy Well Joint Venture	Ida Gold Pty Ltd Eagle Mining Pty Ltd (earning 70%)	50% 50%	50% 50%
Golden Fox	MJV Money Newmont Yandal Operations Ltd (option to purchase)	100% 0%	100% 0%
Griffin Well	Plutonic Operations Ltd Newmont Yandal Operations Ltd (earning 80%)	100% 0%	100% 0%
Jundee Joint Venture (Bogada Bore)	Newmont Wiluna Gold Pty Ltd WMC Resources Limited	60% 40%	60% 40%
Jundee Joint Venture	Mark Gareth Creasy Newmont Yandal Operations Ltd	30% 70%	30% 70%
Mandilla Well Joint Venture	Nord Australex Nominees Pty Ltd Newmont Yandal Operations Ltd	30% 70%	30% 70%
Marshall Pool	Anaconda Pty Ltd (option to purchase half E37/319 and infrastructure rights) Newmont Yandal Operations Ltd	0% 100%	0% 100%
Moon Light Mine Joint Venture	JM Jackson Newmont Wiluna Gold Pty Ltd	2.08% 97.92%	2.08% 97.92%
Mount Clifford	Pilbara Mines Lit (earning 60%) Newmont Yandal Operations Ltd	0% 100%	- -
New England	Santi Syndicate Newmont Yandal Operations Ltd	10% 90%	- -
Paddy’s Well Joint Venture	DJ & DM Porter & Clohessey Family Trust Newmont Yandal Operations Ltd (earning 70%)	100% 0%	100% 0%

    Newmont Yandal Operations Limited

    Notes to the Financial Statements

    for the Six Months Ended 31 December 2002

    Unaudited

    31.      INTEREST IN JOINT VENTURE OPERATIONS (CONT’D)

Joint Venture	Joint Venture Partners	% Interest 2002	% Interest 2001

Sandy Soak Joint Venture	Sons of Gwalia Ltd Hunter Resources Pty Ltd	90.69% 9.31%	90.69% 9.31%
Tennant Creek Joint Venture	Newmont Wiluna Gold Pty Ltd Giant Reef Mining N.L.	0% 60%	40% 60%
West Yandal Joint Venture	AuDax Resources NL Newmont Yandal Operations Ltd (earning 80%)	49% 51%	49% 51%
Yandal Joint Venture	Servicepoint Pty Ltd Newmont Wiluna Gold Pty Ltd	33% 67%	33% 67%
East Honeymoon Well	MPI Mining Investments Newmont Yandal Operations Ltd (earning 80%)	- -	100% 0%
Roebourne Joint Venture	Plutonic Operations Ltd Hunter Resources Pty Ltd Northern Gold NL	- - -	51% 24.5% 24.5%

    Included in the assets and liabilities of the consolidated entity are the following items which represent the consolidated entity’s interest in the assets and liabilities employed in the Joint Ventures recorded in accordance with the accounting policies described in Note 1(i).

	Consolidated
	2002	2001
	A$'000	A$'000

Exploration and development expenditure	840	828

Contribution to operating loss before tax	(840)	(828)

    Newmont Yandal Operations Limited

    Notes to the Financial Statements

    for the Six Months Ended 31 December 2002

    Unaudited

32.     AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

    The Australian dollar equivalent of unhedged amounts payable or receivable in foreign currencies, calculated at period end exchange rates are as follows:

	Consolidated
	31 December	31 December
	2002	2001
	A$'000	A$'000

United States dollars
Amount payable
Non-current	531,303	227,967

33.     SUBSEQUENT EVENTS

  On 21 May 2003, the consolidated entity received a notice from a gold hedge counter party alleging a right to terminate a gold hedge counter party contract before its scheduled maturity, based on the alleged occurrence of an early termination event under the contract. The consolidated entity estimates the payment required to be made under the contract would be approximately US$46 million (A$70 million) based on an assumed spot gold price of A$560 per ounce.

  In addition, on 21 May 2003, the consolidated entity also received notice from Newmont Mining Corporation ("Newmont") that it intends to make an offer to acquire all of the US$300 million 8.875 percent senior unsecured notes currently not owned by Newmont, in addition to all of the gold hedge counter party contracts entered into between the consolidated entity and counter party banks.

  Newmont’s offer, if successful, will have no impact on these financial statements.

  Adelaide, May 28, 2003